Filed pursuant to Rule 433
Registration Nos. 333-132574 and 333-132574-02
Free Writing Prospectus Dated March 16, 2007
PPL CAPITAL FUNDING, INC.
$500,000,000
2007 SERIES A JUNIOR SUBORDINATED NOTES DUE 2067

Issuer:	PPL Capital Funding, Inc.
Guarantor	PPL Corporation
Junior Subordinated Notes:
Title:	2007 Series A Junior Subordinated Notes due 2067
Legal Format:	SEC Registered
Principal Amount:	$500,000,000
Date of Maturity:	March 30, 2067
Interest Rate During Fixed Rate Period:	From Settlement Date to March 30, 2017, at the annual rate of 6.700%, payable semi-annually in arrears on March 30 and September 30 of each year, beginning on September 30, 2007
Interest Rate During Floating Rate Period:
From March 30, 2017 to maturity at a floating rate based on the 3-month LIBOR Rate plus 266.5 basis points, reset quarterly, payable quarterly in arrears on March 30, June 30, September 30 and December 30 of each year, beginning June 30, 2017.

Optional Deferral:	Maximum of 10 consecutive years per deferral
Price to Public:	99.766% of the principal amount thereof
Treasury Benchmark:	4.625% due February 15, 2017
Benchmark Yield:	4.532%
Spread to Benchmark Treasury:	+220 basis points
Reoffer Yield:	6.732%
Trade Date:	March 16, 2007
Settlement Date:	March 20, 2007 (T + 2)
Make-Whole Call:	At any time prior to March 30, 2017 at 100% plus accrued and unpaid interest, plus make-whole premium at discount rate equal to treasury yield plus 35 basis points
Tax Event Call:	At any time prior to March 30, 2017 at 100% plus accrued and unpaid interest, plus tax event make-whole premium at discount rate equal to treasury yield plus 50 basis points
Ratings Event Call:	At any time prior to March 30, 2017 at 100% plus accrued and unpaid interest, plus ratings event make-whole premium at discount rate equal to treasury yield plus 50 basis points
Par Call:	At any time on and after March 30, 2017 at 100% of the principal amount plus accrued and unpaid interest
CUSIP / ISIN Number:	69352P AC7/US69352PAC77

Expected Credit Ratings*:
Moody’s Investors Service Inc.:	Baa3
Standard & Poor’s Ratings Services:	BB+
Fitch Ratings:	BBB-

Joint Bookrunners:
Barclays Capital Inc.
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
Wachovia Capital Markets, LLC

Co-Managers:
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-227-2275 x. 2663, J.P. Morgan Securities Inc. collect at 1-212-834-4533, Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 or Wachovia Capital Markets, LLC toll-free at 1-866-289-1262.